# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Herbalife Ltd., CIK 0001180262
CUSIP: G4412G101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: P.O. BOX 309GT, UGLAND HOUSE, SOUTH CHURCH STREET, GEORGE TOWN, Cayman Islands (E9), 00000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512171

## Reporting persons
- Route One Investment Company, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,138; sole dispositive power 0; shared dispositive power 6,159,138; aggregate amount beneficially owned 6,159,138 (6% of the class)
  Comment: Percentage calculated based on 101,846,731 Common Shares outstanding on April 23, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- ROIC, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,138; sole dispositive power 0; shared dispositive power 6,159,138; aggregate amount beneficially owned 6,159,138 (6% of the class)
  Comment: Percentage calculated based on 101,846,731 Common Shares outstanding on April 23, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Route One Investment Company, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,138; sole dispositive power 0; shared dispositive power 6,159,138; aggregate amount beneficially owned 6,159,138 (6% of the class)
  Comment: Percentage calculated based on 101,846,731 Common Shares outstanding on April 23, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- William F. Duhamel, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,138; sole dispositive power 0; shared dispositive power 6,159,138; aggregate amount beneficially owned 6,159,138 (6% of the class)
  Comment: Percentage calculated based on 101,846,731 Common Shares outstanding on April 23, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Jason E. Moment: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,159,138; sole dispositive power 0; shared dispositive power 6,159,138; aggregate amount beneficially owned 6,159,138 (6% of the class)
  Comment: Percentage calculated based on 101,846,731 Common Shares outstanding on April 23, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: Herbalife Ltd.
Address of issuer's principal executive offices: P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104

## Item 2. Person Filing
Name of person filing:
Route One Investment Company, L.P. ("Route One")

ROIC, LLC

Route One Investment Company, LLC (the "General Partner")

William F. Duhamel, Jr.

Jason E. Moment

Route One is the investment adviser to investment funds (collectively, the "Funds"), and the General Partner is the general partner of one or more of those funds. ROIC, LLC is the general partner of Route One. Mr. Duhamel and Mr. Moment are the control persons of Route One, ROIC, LLC and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Stock except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: One Letterman Drive, Building D, Suite DM 200, San Francisco, CA 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Route One: 6,159,138

ROIC, LLC: 6,159,138

General Partner: 6,159,138

William F. Duhamel, Jr.: 6,159,138

Jason E. Moment: 6,159,138
Percent of class:
Route One: 6.0%

ROIC, LLC: 6.0%

General Partner: 6.0%

William F. Duhamel, Jr.: 6.0%

Jason E. Moment: 6.0%
Sole power to vote or to direct the vote:
Route One: 0

ROIC, LLC: 0

General Partner: 0

William F. Duhamel, Jr.: 0

Jason E. Moment: 0
Shared power to vote or to direct the vote:
Route One: 6,159,138

ROIC, LLC: 6,159,138

General Partner: 6,159,138

William F. Duhamel, Jr.: 6,159,138

Jason E. Moment: 6,159,138
Sole power to dispose or to direct the disposition:
Route One: 0

ROIC, LLC: 0

General Partner: 0

William F. Duhamel, Jr.: 0

Jason E. Moment: 0
Shared power to dispose or to direct the disposition:
Route One: 6,159,138

ROIC, LLC: 6,159,138

General Partner: 6,159,138

William F. Duhamel, Jr.: 6,159,138

Jason E. Moment: 6,159,138

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds hold the Common Shares for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. No individual Fund's holdings of Common Shares are more than five percent of the outstanding Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Ex. 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Route One Investment Company, L.P.: /s/ Jason E. Moment, Managing Member of the General Partner, ROIC, LLC (08/13/2025)
- ROIC, LLC: /s/ Jason E. Moment, Managing Member (08/13/2025)
- Route One Investment Company, LLC: /s/ Jason E. Moment, Managing Member (08/13/2025)
- William F. Duhamel, Jr.: /s/ William F. Duhamel, Jr., Reporting person (08/13/2025)
- Jason E. Moment: /s/ Jason E. Moment, Reporting person (08/13/2025)